[LOGO] TAITRON Components Incorporated
                 -----------------------------------------------
                    "The Discrete Super Store"

                 28040 West Harrison Parkway, Valencia, CA 91355
                       Phone (661) 257-6060 / Fax (661) 294-1108

August 2, 2005

Ms. Michele Gohlke, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0510
Washington, DC  20549-0510

      Re:   Taitron Components Inc.
            Form 10-KSB for the year ended December 31, 2004
            File March 31, 2005
            File No. 0-25844

Dear Ms. Gohlke:

      This letter sets forth the responses of Taitron Components Incorporated (the "Company", "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated July 7, 2005. Our responses set forth below correspond to the comments as numbered in the staff's letter.

Form 10-K for the Year Ended December 31, 2004

Item 1. Description of Business - Sales and Marketing Channels, page 6

1. We note that you have sales of your products in North America, Central America, Asia and South America. Revise the footnotes to the financial statements in future filings to provide disclosures of revenues and long-lived assets by geographic area. Refer to paragraph 38 of SFAS 131.


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      Company Response:

      We advise the Commission that we will revise the footnotes to the financial statements in future filings to provide disclosures of revenues and long-lived assets by geographic areas, in accordance with SFAS 131 - paragraph 38.

Consolidated Financial Statements - Consolidated Balance Sheet, page 17

2. We note from your disclosure in Note 10 that as of December 31, 2004 you had outstanding commitments to purchase inventory aggregating $955,000. We also note your disclosure on page 22 that you have recorded an inventory reserve of $1.0 million, resulting in a net inventory balance of $18.3 million at December 31, 2004. Finally, we note the cost of sales for 2004 totaled $6.7 million. In light of these facts, tell us why you believe the inventory balance at December 31, 2004, including the outstanding inventory commitments, will be recoverable. Tell us why you believe the amount of inventory reserve is adequate at December 31, 2004.

      Company Response:

      We advise the Commission that management regularly considers the recoverability of its inventories and outstanding purchase commitments in accordance with ARB 43, Ch. 4. Based on our internal analysis, the following information has been summarized at your request to support the recoverability of our inventory and the adequacy of our reserve at December 31, 2004:

      a) Our inventories consist principally of discrete semiconductors, optoelectronic devices and passive components that are distributed to a wide array of electronic distributors and manufacturers. Generally, our inventories are mature products that are not subject to obsolescence from technological advancements.

      b) Management considers future price deflation to be the greatest potential risk in regards to our inventory valuation. Therefore, each quarter, we perform a detailed lower of cost or market (LCM) analysis. The application of LCM is our means of attempting to measure the sales margin and inventory recoverability from changing market prices and recognize the effects in the period in which it occurs.

      This LCM analysis is applied to our inventory on a brand-by-brand basis, covering approximately 139 distinctly separate brand categories. We also selectively review our high value inventory items on a part-by-part basis for a more detailed LCM analysis. This LCM process gathers available data, such as historical sales, purchasing history and replacement cost information, for each brand and determines the market value (market value equaling replacement cost, but not exceeding the net realizable value, nor below net realizable value less a


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      normal 25% profit margin) and then compares this to our cost basis. Our replacement cost information comes from supplier inquiry or current price lists.

      Any inventory valuation adjustment resulting from our LCM analysis is reflected in the income statement in cost of goods sold in the period in which it occurs. Also, we regularly apply our reserves to write-down the cost basis of specifically identified inventories, rather than maintain higher grossed up costs and the related higher reserve levels.

      c) Our purchase commitment of $955,000 at year-end relates to scheduled delivery dates forecasted over 120 days, as we generally experience 60-90 days manufacturing lead times from suppliers, plus 30 days sea shipping lead times. The reason for this commitment level is threefold: (1) to meet our scheduled sales order backlog, (2) to increase our component inventory portfolio by offering a wider breadth of product choices and (3) to support our engineering and contract manufacturing services. We are generally able to cancel these purchase commitments within 30-60 days advance notice, depending on the supplier's terms and conditions. Upon receipt into inventory, these purchases are reviewed along with our LCM analysis, discussed above.

      d) We have distribution agreements with certain suppliers which provide stock-rotation, price protection and stock buy-back terms. We rely on these agreements to reduce our exposure to risk of loss from deflationary pricing pressures and product line discontinuances. We have history of enforcing our rights to these contractual agreements and recovering significant amounts, when applicable.

      e) Our business strategy is to extend our role from electronic component fulfillment to the additional role of engineering and turn-key services. Our initial results from these services have shown the ability to use some of our slower moving inventory to supply the components for these multi-year turn-key projects. As a result, we believe these services will help reduce our inventory levels over time.

      Based on the aforementioned information, we believe our inventories and outstanding purchase commitments are recoverable in the ordinary course of business; and as such, we believe the December 31, 2004 inventory reserve is adequately stated in its consolidated financial statements.


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Note 1 - Summary of Significant Accounting Policies - Revenue Recognition, page
21

3. We note that distributors represented approximately 40% of 2004 net sales. Tell us and revise future filing to disclose any significant or unusual terms with distributors. In this regard, discuss any special rights or incentives you offer to distributors, such as price protection, stock rotation, or volume pricing and how these incentives impact your revenue recognition.

      Company Response:

      We advise the Commission that our net sales to Distributors can be further classified between Preferred Distributors supported by contractual agreements (10% of 2004 net sales) and all other non-contractual distributors (30% of 2004 net sales). Our sales to the non-contractual distributors contain no rights or privileges. Only our relationships with the Preferred Distributors are supported with contractual agreements offering limited price protection, limited stock rotation and return privileges. Our requirement to potentially act under these arrangements is further reduced by (i) only covering our private label Taitron branded inventory, as compared to all other name-branded inventory and (ii) only covering inventory purchased during the last 12 months. In return for these limited privileges, these Preferred Distributors are required to report monthly point-of-sales reports (POS) which identify their end customers and monthly inventory reports which list their quantities of stock levels on hand at month-end. See Item I. Description of Business - Strategy "Preferred Distributors", page 4.

      Historically, we advise the Commission that we have not experienced any significant level of these privileges exercised according to our contractual arrangements with our Preferred Distributors and therefore do not anticipate any significant impact to our revenue recognition. With respect to the limited number of customers that are subject to these arrangements, we recognize monthly sales return reserves that are based on
      (a) respective month-end stock levels, (b) recent monthly sales data, (c) overall market pricing, (d) actual historical return data, and (e) future demand expectations.

Lastly, per your request, we acknowledge the following:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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      We remain hopeful that the foregoing responds adequately to your comments.
If you have any questions or need further clarification, please call me at (661) 257-6060, extension 300.

      Sincerely,

      Stewart Wang
      Chief Executive Officer and Chief Financial Officer


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